YACHT FINDERS, INC.
                             2308 - C Kettner Blvd.
                               San Diego, CA 92101

August 22, 2006

United States Securities and Exchange Commission
Washington, D.C.  20059

Attn:  Ms. Janice McGuirk

RE: Yacht Finders, Inc.
    Amendment No. 5 to Registration Statement on
    Form SB-2
    File No. 333-121863

Dear Ms. McGuirk:

Per your comment letter dated August 17, 2006, we submit the following as a part of the fourth amendment to our Form SB-2:

     1. As per your comment, we have revised the introductory statement to read 04/15/07.

     2. Further to your comment, we have corrected Mr. Greenwood's work history at Focalscape to show that he is still currently employed.

     3. We have corrected the amount the company's director has loaned the company to read $10,600.

     4.   A current consent is included.

If you have further questions, please do not hesitate to contact me.

Yours truly,

YACHT FINDERS, INC.


/s/ Geoffrey Greenwood, President
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